Exhibit 99.1

Opera Declares Upcoming Cash Dividend of $0.40 per Share Under Its Recurring Dividend Program

OSLO, Norway, December 11, 2025 – Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced that its Board of Directors has declared its next semi-annual cash dividend of $0.40 per share to holders of the company’s ordinary shares and American Depositary Shares (“ADSs”), each representing one ordinary share, payable on or about January 14, 2026, to shareholders of record as of the close of business on January 7, 2026. The aggregate dividend payment will be $35.9 million based on 89,648,056 shares currently outstanding. Dividends to be paid to the holders of ADSs through the depositary bank, The Bank of New York Mellon, will be subject to the terms of the deposit agreement.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com